FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 21, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO APPOINTS MIKE PRINSLOO

CHIEF EXECUTIVE OFFICER

Toronto, Canada – August 21, 2007 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") is pleased to announce the appointment of Michael Prinsloo to Chief Executive Officer ("CEO") of the Company, effective September 17, 2007. In this position, Mr. Prinsloo will lead the Company’s transition from gold explorer to developer, with specific responsibility for overseeing the planned feasibility studies on Banro's wholly-owned, core projects of Twangiza and Namoya, and for taking these gold projects through the construction stage and into production.

Peter Cowley, who has successfully managed the Company for the past three years, a period during which Banro has added significant additional gold resources and delivered two world class projects in the form of Twangiza and Namoya, will retain the position of President with an oversight on the Company's ongoing exploration program.

Michael Prinsloo has some 35 years experience in the gold mining industry. After rising through the ranks over 25 years with the Anglo American Gold Division to Mine Manager of Vaal Reefs and Western Holdings (Freegold), Mr. Prinsloo in 1997 joined Randgold & Exploration, where he was instrumental in the successful turnaround of operations at the Durban Deep Group of Mines. In 1999, he was appointed CEO of Durban Deep Limited ("DRD"), and during his tenancy, Durban Deep came out of closure to enjoy a tremendous growth in production and profitability. In 2000, Mr Prinsloo left DRD to join Gold Fields Limited, where he held the position of Managing Director of Driefontein Gold Mine and was subsequently appointed as Head of South African Operations of Gold Fields from 2002 to 2006. Mike is currently the CEO of Gold Fields Business & Leadership Academy. He has decided to return to a more production and development-focused capacity with Banro, a role for which he is held in high regard by the gold industry. Mr. Prinsloo holds a B.Sc. in Mining Engineering from the University of Witwatersrand and is a Registered Professional Engineer (PREng). He also completed the Advanced Management Program (AMP) at the Harvard Business School.

Banro's Chairman, Simon Village, said: "Given the excellent outcome of the scoping studies at Twangiza and Namoya, Banro has appointed Mike to take the Company forward from explorer to producer. Mike's credentials and track record in the gold industry speak for themselves and we are delighted that he is joining Banro as its new CEO. In addition, we are pleased that Peter Cowley will remain President of Banro and concentrate his efforts on overseeing the exploration on the Company's extensive landholdings on the Twangiza-Namoya gold belt and undertaking a scoping study on the

Company's wholly-owned Lugushwa project. We believe that this two-pronged strategy will optimize the value that has been created to date from this significant gold belt, as well as strike the appropriate balance of exploration, development and ultimately production, which we believe will lead to organic growth and the maximizing of shareholder value."

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo ("DRC"). Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future production, potential mineralization and the Company's exploration and development plans and objectives with respect to its properties) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, foreign currency fluctuations, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: (44) 870-351-7904, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.